

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Ken Kuick
Chief Financial Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, Colorado 80021

  Re: Noodles & Company
    Form 10-K for the Fiscal Year Ended January 1, 2019
    Form 10-Q for the Fiscal Quarter Ended July 2, 2019
    File No. 001-35987

Dear Mr. Kuick:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure